SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Silicon Laboratories Inc.

(Name of Subject Company (Issuer))

Silicon Laboratories Inc.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

826919102

(CUSIP Number of Class of Securities)

G. Tyson Tuttle, Chief Executive Officer

John C. Hollister, Chief Financial Officer

Silicon Laboratories Inc.

400 West Cesar Chavez

Austin, Texas 78701

(512) 416-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

Philip Russell, Esq.

Drew Valentine, Esq.

DLA Piper LLP (US)

303 Colorado Street, Suite 3000

Austin, Texas 78701

(512) 457-7000

CALCULATION OF REGISTRATION FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon: ☐

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the potential commencement of a “modified Dutch auction” self-tender by Silicon Laboratories Inc., a Delaware corporation (the “Company”), of up to $1.0 billion of its common stock (“Common Stock”), with an anticipated price range between $140 and $160 per share, less any applicable withholding taxes and without interest, subject to market conditions. The self-tender is expected to commence on August 3, 2021. Further details on the self-tender would be filed with the U.S. Securities and Exchange Commission (the “Commission”) at the time of its commencement.

This communication is for informational purposes only, is not a recommendation to buy or sell the Company’s Common Stock, and does not constitute an offer to buy or the solicitation of an offer to sell Common Stock shares of the Company. The tender offer described in this communication has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this Schedule TO or at all. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company expects to distribute to its stockholders and file with the Securities and Exchange Commission upon commencement of the tender offer. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. Once the tender offer is commenced, shareholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company expects to file with the Commission at the Securities and Exchange Commission’s website at www.sec.gov or by calling the Information Agent (to be identified at the time the offer is made) for the tender offer.

EXHIBIT INDEX

99.1	Press Release, dated August 2, 2021.